Exhibit 99.1

BTQ Technologies Receives Final Approval for Full Acquisition of QPerfect, Advancing Its Mission of Building Trusted Quantum Technologies With World-Class Emulation, Digital Twin, and Control Capabilities

This news release constitutes a "designated news release" for the purposes of BTQ's prospectus supplement dated June 18, 2026, to its short form base shelf prospectus dated April 29, 2025, as amended on September 22, 2025.

Acquisition adds QPerfect's MIMIQ™ quantum emulator, Digital Twin capabilities, and Quantum Logical Unit to BTQ's expanding technology stack, advancing its mission of Building Trusted Quantum Technologies.

VANCOUVER, BC, July 1, 2026 /CNW/ - BTQ Technologies Corp. ("BTQ" or the "Company") (Nasdaq: BTQ) (CBOE CA: BTQ), a global quantum technology company focused on securing mission-critical networks, is pleased to announce that it has received regulatory approval from the French Foreign Direct Investment ("FDI") authorities for its previously announced acquisition (the "Acquisition") of the remaining ordinary shares of QPerfect SAS ("QPerfect"), a French quantum computing company based in Strasbourg, France, specializing in quantum software, emulation, digital twin capabilities, and control systems.

The FDI clearance has been delivered subject to precise and detailed commitments imposed by the French Ministry for the Economy and Finance. In particular, these conditions require the maintenance of QPerfect's registered office in France, the appointment of a French corporate officer, the continuity of R&D activities, and the protection of intellectual property. These commitments reflect the will to preserve QPerfect's technological assets and strategic know-how in a sector that is critical to the technological sovereignty of France and Europe, and closely align with the objectives of BTQ.

QPerfect is led by a team of scientists and engineers who have spent years advancing the frontier of neutral atom physics, quantum optics, quantum software engineering, and quantum system design. Founded in 2023, the company is recognized with the i-Lab Grand Prix and is known for breakthrough work in quantum emulation, bringing world-class quantum software, emulation, digital twin, and control capabilities for neutral atom platforms. QPerfect's technologies are designed to help researchers, developers, and hardware manufacturers model, test, benchmark, and control quantum systems before and during deployment on quantum hardware.

The total purchase price for the Acquisition is comprised of (a) #eu#18,592,242.83 paid on closing (the "Closing Consideration"), which consisted of #eu#2,024,000.13 paid in cash and #eu#16,568,242.70 paid by the issuance of 2,195,929 common shares in the capital of BTQ ("Common Shares"); and (b) an earnout payment of up to #eu#5,672,680.72 (the "Earnout Consideration"), consisting of #eu#440,604.07 payable in cash and #eu#5,232,076.65 payable by the issuance of 693,450 Common Shares, with all Common Shares being issued at a price of approximately #eu#7.54 per share based upon the applicable trading price as at the time the Acquisition was agreed upon. The Earnout Consideration is dependent on the achievement of certain milestones. In connection with the Acquisition, the Company also issued 198,808 restricted share units to Philippe Blot, the CEO of QPerfect, who is continuing on in his role with QPerfect.

Strategic Rationale

The Acquisition strengthens BTQ's ability to build technologies for the transition from classical infrastructure toward trusted quantum systems. For BTQ, "Building Trusted Quantum Technologies" means preparing modern network infrastructure to securely co-exist with quantum computers. This is achieved by protecting modern systems from quantum-enabled threats, helping future networks remain secure, verifiable, and trusted throughout the quantum transition.

As organizations begin preparing for post-quantum cryptography, complexities surrounding efficiency and implementation are becoming critical challenges for adoption. Quantum-safe cryptography can introduce larger keys, heavier computational requirements, more complex handshakes, and new constraints for embedded systems, telecommunications infrastructure, defense environments, and other performance-sensitive networks. BTQ believes the transition will require not only new cryptographic standards, but also optimized hardware, software, simulation, and control layers that make quantum-secure systems practical to deploy at scale.

By integrating QPerfect's technology and team, BTQ adds three important capabilities to its expanding trusted quantum infrastructure stack:

•	MIMIQ™, QPerfect's benchmark-leading quantum emulator, which enables developers and researchers to design, test, and validate quantum algorithms in software before deploying them on quantum hardware. Designed to outperform existing simulators and current quantum computers in targeted benchmark environments, MIMIQ™ has demonstrated stable 100+ qubit simulations on standard computing infrastructure, helping lower the barrier to large-scale quantum algorithm development, validation, and security testing.
•	Digital Twin, QPerfect's system modeling capability, which is designed to create software-based representations of quantum systems, helping researchers and hardware developers simulate, optimize, and better understand quantum architectures and performance before physical deployment.
•	Quantum Logical Unit, or QLU™, QPerfect's multi-layered control framework, which is designed to support the development of scalable, fault-tolerant quantum systems.

Together, these capabilities are expected to support practical validation and testing frameworks for quantum-ready infrastructure, including next-generation TLS handshakes, PQC migration validation, quantum-safe secure communications, protocol resilience, interoperability testing, and hybrid quantum-classical network environments. These use cases are particularly relevant for defense, telecommunications, critical infrastructure, and other sectors where secure communications must be tested, validated, and hardened before deployment.

"Completing the acquisition of QPerfect is an important milestone for BTQ," said Olivier Roussy Newton, CEO and Chairman of BTQ. "QPerfect brings world-class quantum software, emulation, digital twin, and neutral atom expertise into our organization. These capabilities expand our technology stack and advance our mission of Building Trusted Quantum technologies by helping organizations prepare for the software, modeling, validation, and control layers required for future quantum systems."

"We built QPerfect to solve one of the hardest problems in quantum computing - making quantum systems testable, reproducible, and deployable at scale," said Philippe Blot, CEO of QPerfect. "BTQ shares that ambition, and brings the global infrastructure and security focus to help us go further, faster. This partnership with BTQ comes at the right time for quantum technology and aligns perfectly with the long-standing collaboration between France and Canada, recently strengthened by the joint statement on quantum sciences and technologies signed on May 29, on the sidelines of the French-presided Digital G7. We are particularly pleased to continue developing QPerfect in France, on the campus of the European Center for Quantum Sciences (CESQ)."

QPerfect's Strasbourg Hub Anchors BTQ's European R&D

Through the Acquisition, BTQ will further anchor its European quantum research and development activities in Strasbourg, France, within a growing academic, scientific, and industrial quantum ecosystem.

QPerfect's location and network provide BTQ with access to specialized talent, research partnerships, and technical expertise across quantum simulation, control systems, neutral atom computing, and quantum design automation. The Company expects this European presence to support ongoing collaboration with universities, research institutions, and industrial partners as BTQ continues to develop deployable trusted quantum technologies.

Research, Grants, and In-House Expertise

QPerfect has established strong research relationships across the EU quantum ecosystem, including collaborations with universities, research institutions, and industrial partners in quantum computing. These relationships provide QPerfect with access to specialized expertise across quantum simulation, neutral atom computing, quantum design automation, and control systems, while supporting continued development of technologies for scalable quantum systems.

QPerfect's in-house expertise is also reflected in recent research aligned with its emulation, Digital Twin, and QLU™ roadmap:

•	Noise tailoring for error mitigation and diagnosing digital quantum computers
Direct link: https://arxiv.org/abs/2601.04830

This paper introduces Noise Tailoring, a method designed to modify the structure of two-qubit gate noise through statistical sampling. In classical emulation, the authors report that Noise Tailoring combined with error mitigation can be up to five times more accurate than error mitigation alone for realistic Pauli noise, while also proposing the method as a diagnostic tool for hardware development.

•	Correlated Atom Loss as a Resource for Quantum Error Correction
Direct link: https://arxiv.org/abs/2603.24237

This paper is directly relevant to neutral-atom architectures and QPerfect's work in QLU™ and Digital Twin modeling. It introduces a decoder that exploits correlated atom-loss structures in neutral-atom quantum processors, reporting up to an order-of-magnitude reduction in logical error probability and an increase in the loss threshold from 3.2% to 4%.

Together, these grants, publications, and research activities reinforce QPerfect's role as a research-driven quantum software company advancing the simulation, validation, and control layers needed for scalable neutral-atom quantum systems.

About BTQ

BTQ Technologies Corp. (Nasdaq: BTQ | Cboe CA: BTQ) is a quantum technology company focused on accelerating the transition from classical networks to the quantum internet. Backed by a broad patent portfolio and deep technical expertise, BTQ is developing a full-stack, neutral-atom quantum computing platform spanning hardware, middleware, and post-quantum security solutions for finance, telecommunications, logistics, life sciences, and defense.

Connect with BTQ: Website | LinkedIn | X/Twitter

About QPerfect

QPerfect is a French quantum computing company based in Strasbourg, France, led by a team of scientists and engineers recognized for their pioneering work in neutral atom physics, quantum optics, and quantum software engineering, and specializing in quantum computing and quantum design automation. Founded in 2023, the deeptech company has received the i-Lab Grand Prix and provides powerful technology to enable researchers, developers, and manufacturers to realize the full potential of quantum computers.

At the core of QPerfect's innovation is the Quantum Logical Unit (QLU™), a multi-layered framework designed to accelerate quantum development. Its flagship product, MIMIQ™, forms the first layer of the QLU™ and offers a cutting-edge platform that executes quantum algorithms with unmatched speed, accuracy, and flexibility - surpassing existing simulators and current quantum computers. For more information, please visit https://qperfect.io

ON BEHALF OF THE BOARD OF DIRECTORS

Olivier Roussy Newton
CEO, Chairman

Neither Cboe Canada nor its Regulation Services Provider accepts responsibility for the adequacy or accuracy of this release. No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein. This press release does not constitute an offer to sell or the solicitation of an offer to buy securities

Forward Looking Information

Certain statements herein contain forward-looking statements and forward-looking information within the meaning of applicable securities laws. Such forward-looking statements or information include but are not limited to statements or information with respect to the business plans of the Company, including: the Earnout Consideration; that the Earnout Consideration will be paid in accordance with the Purchase Agreement; the impact of the Acquisition on the Company and its business; the Company's ability to execute on its business plans and strategy; the transition from classical infrastructure to Quantum Ready systems; challenges to the adoption of post-quantum cryptography; preparations for post-quantum cryptography; the results of quantum-safe cryptography; the requirements for post-quantum transition; the capabilities and expectations of MIMIQ™, Digital Twin and QLU™; the Company's European quantum research and development activities; the impact of quantum computing; the Company's QCIM initiative. Forward-looking statements or information often can be identified by the use of words such as "anticipate", "intend", "expect", "plan" or "may" and the variations of these words are intended to identify forward-looking statements and information. The Company has made numerous assumptions including among other things, assumptions about general business and economic conditions, the development of post-quantum algorithms and quantum vulnerabilities, and the quantum computing industry generally. The foregoing list of assumptions is not exhaustive.

Although management of the Company believes that the assumptions made and the expectations represented by such statements or information are reasonable, there can be no assurance that forward-looking statements or information herein will prove to be accurate. Forward-looking statements and information are based on assumptions and involve known and unknown risks which may cause actual results to be materially different from any future results, expressed or implied, by such forward-looking statements or information. These factors include risks relating to: the Company's ability to continue as a going concern; business and economic conditions in the post-quantum and encryption computing industries generally; the speculative nature of the Company's research and development programs; the supply and demand for labour and technological post-quantum and encryption technology; unanticipated events related to regulatory and licensing matters and environmental matters; the availability of financing for the Company; business and economic conditions in the post-quantum and encryption computing industries generally; the speculative nature of the Company's research and development programs; the supply and demand for labour and technological post-quantum and encryption technology; unanticipated events related to regulatory and licensing matters and environmental matters; changes in general economic conditions or conditions in the financial markets; changes in laws (including regulations respecting blockchains); risks relating to the completion of the proposed acquisition of QPerfect and the integration thereof; risks that QCIM, QSSN, Bitcoin Quantum, or other products may not achieve commercialization on the timelines anticipated or at all; risks that pilot programs and early- stage commercial deployments may not convert to revenue-generating contracts; risks relating to competition in the post-quantum cryptography and quantum computing industries; risks relating to the Company's dependence on key partnerships in South Korea and other jurisdictions; risks relating to changes in regulatory frameworks for digital assets, stablecoins, and post-quantum cryptographic standards; risks that the Bitcoin Quantum mainnet launch may not occur on the anticipated timeline or achieve the expected network adoption; changes in market conditions; the value of the Company's intangible assets, completing proof of concept studies; protecting intangible assets rights; timing and availability of external financing on acceptable terms or at all; the possibility that future results will not be consistent with the Company's expectations; increases in costs; and other risk factors as detailed from time to time. The forward-looking information and forward-looking statements contained in this news release are made as of the date of this news release, and the Company does not undertake to update any forward-looking information or forward-looking statements, except in accordance with applicable securities laws. Other factors which could materially affect such forward-looking statements are described in the risk factors in the Company's most recent annual management's discussion and analysis and annual information form, the Company's most recent quarterly management's discussion and analysis, and the Company's other filings with securities regulators which are available under the Company's profile on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov.

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%CIK: 0001821866

For further information: For further information: E: desk@btq.com; Bill Mitoulas, Investor Relations, T: +1.416.479.9547, E: bill@btq.com

CO: BTQ Technologies Corp.

CNW 07:30e 01-JUL-26